Letterhead of TV Azteca


           TV AZTECA ANNOUNCES RECORD EBITDA OF US$116 MILLION IN 4Q02
                         AND US$308 MILLION IN FULL YEAR

          -- EBITDA Increases 28% in 4Q02 and 19% for Full Year 2002--

             -- EBITDA Margin at 61% in 4Q02 and 48% in Full Year--


FOR IMMEDIATE RELEASE
---------------------

     Mexico City,  February 18, 2003--TV Azteca,  S.A. de C.V. (NYSE:  TZA; BMV:
TVAZTCA), one of the two largest producers of Spanish language television programming in the world, today announced fourth quarter record net sales of US$190 million and record EBITDA of US$116 million, a 3% and a 28% increase, respectively, over the prior year period. Fourth quarter EBITDA margin rose twelve percentage points to 61%.

     Net sales for the year rose 9% to an all-time high level of US$644 million. Full year EBITDA increased 19% to US$308 million, its highest level since 1997. The EBITDA margin for 2002 grew to 48%, up from 44% in 2001.

     "During the year we successfully competed with innovative programming formats, forged even closer commercial ties with advertisers, and enhanced strength in domestic and international markets, which translated into dynamic growth in overall net sales," said Pedro Padilla, Chief Executive Officer of TV Azteca. "At the same time, our cutting-edge cost control systems preserved overall costs and expenses in sound levels, which resulted in an annual five-year record EBITDA."

     Mr. Padilla noted that TV Azteca's proven business strategy will continue providing robust EBITDA and substantial cash flow in 2003 and beyond, and that upcoming cash generation will be largely geared towards debt reduction and dividend distribution on an ongoing basis.

     "Our board recently approved a six-year plan for uses of cash that reduces our leverage profile and distributes benefits of the Company's consistent profitability to its shareholders. We found this to be the best use for TV Azteca's cash generation, considering that we do not foresee large investments needed to consolidate our solid core operations in the near future," Mr. Padilla added.

Fourth Quarter Results
----------------------

     Net sales grew 3% to US$190 million, up from US$185 million one year ago. Total costs and expenses decreased 21% to US$73 million from US$94 million for the same period of 2001. As a result, the Company reported EBITDA of US$116 million, 28% higher than US$91 million in the fourth quarter of last year. EBITDA margin was 61%, compared with 49% for the prior year period. Net income for the quarter was US$69 million, 6% above the US$65 million in the fourth quarter of 2001.

         Millions of pesos1 and dollars 2 except percentages and per share amounts.





------------------------------------------------------------------------------------------
                                  4Q 2001                4Q 2002             Change
                                                                          US$       %
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------
Net Sales
     Pesos                       Ps. 1,922              Ps. 1,976
     US$                          US$ 185                US$ 190           5       +3%
EBITDA3
     Pesos                        Ps. 944               Ps. 1,207
     US$                           US$ 91                US$ 116           25      28%
Net Income
     Pesos                        Ps. 675                Ps. 715
     US$                           US$ 65                US$ 69            4       +6%
Income per ADS4
     Pesos                        Ps. 3.57              Ps. 3.79
     US$                          US$ 0.34              US$ 0.36          .02      +6%
------------------------------------------------------------------------------------------


         1  Pesos of constant purchasing power as of December 31, 2002.
         2 Conversion based on the exchange rate of Ps.10.40 per US dollar as of December 31, 2002.
         3 EBITDA is Profit Before Depreciation and Amortization under Mexican GAAP.
         4 Calculated based on 188.9 million ADSs outstanding as of December 31, 2002.


Share of Commercial Audience
----------------------------

     TV Azteca's full day commercial audience share was 40% during the quarter, compared with 39% for the same period of 2001, and with 37% for the prior quarter.

     "During the fourth quarter, we generated comparatively large audience levels, fitting our strategy to create the greatest gross rating points when seasonal demand peaks," commented Mario San Roman, Chief Operating Officer of TV Azteca. "We built a very competitive programming grid with a full lineup of solid novelas, newscasts, sports and entertainment shows, where La Academia, our "musical reality" show was particularly outstanding, delivering all-time high ratings for any internally produced entertainment program."

Net Sales
---------

     The 3% increase in net sales reflects favorable solutions for our clients' marketing needs, an increase of approximately 8% in fourth quarter advertising rates in real terms, and a 4% decrease in full day utilization rates, compared with the same quarter of last year.

     "Our sales force has been successful in designing optimal advertising solutions to accurately suit our different clients' marketing preferences," added Mr. San Roman. "We are confident that our strategy of crafting exactly the right advertising campaign for each advertiser will continue to deliver dynamic sales going forward."

     During the quarter, TV Azteca reported content and advertising sales to Todito.com of US$6.2 million, and US$2.4 million of advertising sales to Unefon. In the same period of 2001, sales to Todito and Unefon were US$4.2 million and US$2.6 respectively.

     Barter sales were US$4 million compared with US$2 million in the same period of the prior year. Inflation adjustment of advertising advances was US$6 million, compared with US$8 million of the fourth quarter of 2001.


Costs and Expenses
------------------

     The 21% decrease in fourth quarter costs and expenses resulted from a 29% reduction in production, programming and transmission costs to US$48 million from US$69 million in the prior year period, as well as from a constant level of administration and selling expense at US$25 million, compared with the same quarter a year ago.

     "During the fourth quarter, where we traditionally have seasonally higher costs, we were particularly strict in generating content under the most disciplined cost standards, " said Carlos Hesles, Chief Financial Officer of TV Azteca. "We also benefited from a superior position in the learning curve for production of reality shows, as well as from the amortization in the prior quarter of costs associated with the building up of the production facilities of La Academia."

     Reduction in production, programming and transmission costs include the cancellation of US$9 million of amortization of exhibition rights recorded during the first nine months of 2002. After a thorough revision of its programming inventories, the Company believes the exhibition rights previously reserved match the interest of many of its target audiences and will continue to bring revenue to TV Azteca in the coming quarters. Excluding the cancellation of previously reserved exhibition rights; production, programming and transmission costs were US$57 million, 17% below the fourth quarter of the prior year.

     Administration and selling expense, constant at US$25 million, reflects controlled personnel, services and operating expenses.

EBITDA and Net Income
---------------------

     Net revenue growth combined with the reduction in total costs and expenses resulted in an all time high EBITDA of US$116 million, up 28% compared with US$91 million a year ago. The EBITDA margin was 61%, 12 percentage points above 49% posted in the prior year period. Excluding the cancellation of the reserve of exhibition rights, EBITDA was US$107 million and EBITDA margin was 56%.

     Below EBITDA, results were favorably impacted by a zero balance of depreciation and amortization in the quarter, compared with US$14 million in the prior year period. This resulted from a positive sum of US$8 million for total amortization, compared with a negative US$4 million in the fourth quarter of 2001.

     According to accounting bulletin C-8, adopted in 2002 by the Company, intangible assets with indefinite life, including television concessions, are subject to annual impairment tests to establish their market value, which will determine their yearly impairment. Previously, television concessions were given a predetermined useful life and were amortized straight line. The positive figure for amortization in the fourth quarter reflects a market value for television concessions above book value at year-end 2002, and thus, a reversal in accumulated amortization recorded in the first nine months of the year, which was determined under the prior method.

     Accounting   bulletin  C-8  is  in  line  with  US  GAAP   guidelines   for
amortization, and started to apply in the United States in 2002.

     The Company recorded other expense of US$17 million during the quarter, compared with a zero balance a year ago. This was principally associated with non-recurring charges coming from cancellation of Internet agreements, cancellation of assets derived from the Company's operations in Costa Rica, and adjustment in the value of property dedicated to content production, as well as increased expenses non-deductible for tax purposes, and larger losses of affiliates recorded through the equity method.

     Net income was also affected by a US$9 million reduction in exchange gain compared with the prior year period. The reduction was the result of a 2% depreciation of the peso against the dollar during the quarter, compared with a 4% appreciation during the same period of last year, as well as a decrease in the net dollar liability position of the Company.

     Fourth quarter net income was US$69 million, 6% above the US$65 million of the same quarter a year ago.


Advertising Advances at US$428 million
--------------------------------------

     The balance of advertising advances as of December 31, 2002, excluding presales to Unefon and Todito, was US$428 million, compared with US$446 million in the prior year. Considering presale contracts for 2003 that were signed during the month of January and the first days of February of this year, the balance of advertising advances for 2003 was 1% above the prior year's balance.


Guidelines for Future Uses of Cash
----------------------------------

     Earlier this month, the Company announced that its board approved a six-year course of action for uses of its free cash flow generation, which is expected to be above US$125 million per year.

     The Company anticipates that it will use approximately US$250 million of its free cash flow within the six-year span to gradually reduce TV Azteca's outstanding debt, following a payment schedule fitting its maturities. The Company's major debt obligations that expire within the next five years are US$125 million of notes due in 2004, and an additional US$300 million of notes maturing in 2007.

     The board also authorized an aggregate amount above US$500 million to make distributions to shareholders within the next six years.

     The Company expects the guidelines approved will add further value to its stakeholders by reducing TV Azteca's overall risk profile, and by distributing the benefits of its consistent profitability.


Unefon
------

     During the fourth quarter, TV Azteca made payments for US$8.5 million under credit guarantees previously granted in favor of Unefon, the Mexican mobile telephony operator 46.5% owned by TV Azteca. For the year ended December 31, 2002 TV Azteca paid an aggregate amount of US$19 million to Unefon's creditors under these guarantees.


Twelve Month Results
--------------------

     For all of 2002, net sales were US$644 million, a 9% increase over last year's US$589 million. EBITDA rose to US$308 million and EBITDA margin grew to 48%, compared with US$259 million and a 44% EBITDA margin in 2001. Net earnings were US$95 million, compared with net earnings of US$145 million in 2001.



     Millions of pesos1 and dollars 2 except percentages and per share amounts.



------------------------------------------------------------------------------------------
                                    2001                  2002               Change
                                                                          US$       %
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------
Net Revenue
     Pesos                       Ps. 6,124              Ps. 6,690
     US$                          US$ 589                US$ 644           54      +9%
EBITDA3
     Pesos                       Ps. 2,696              Ps. 3,205
     US$                          US$ 259                US$ 308           49      +19%
Net Income
     Pesos                       Ps. 1,506               Ps. 984
     US$                          US$ 145                US$ 95           (50)     -35%
Income per ADS4
     Pesos                        Ps. 7.97              Ps. 5.21
     US$                          US$ 0.77              US$ 0.50         (0.27)    -35%
------------------------------------------------------------------------------------------


1  Pesos of constant purchasing power as of December 31, 2002
2 Conversion based on the exchange rate of Ps.10.40 per US dollar as of December 31, 2002.
3  EBITDA is Profit Before Depreciation and Amortization under Mexican GAAP.
4  Calculated based on 188.9 million ADSs outstanding as of December 31, 2002.

Company Profile
---------------

     TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market; Unefon, a Mexican mobile telephony operator focused on the mass market; and Todito.com, an Internet portal for North American Spanish speakers.

     Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

                               Investor Relations:

    Bruno Rangel                                         Rolando Villarreal
  5255 3099 9167                                          5255 3099 0041
jrangelk@tvazteca.com.mx                            rvillarreal@tvazteca.com.mx

                                Media Relations:

                                 Tristan Canales
                                 5255 3099 5786
                            tcanales@tvazteca.com.mx

(financial tables follow)

TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES
                       CONSOLIDATED RESULTS OF OPERATIONS*
        (Millions of Mexican pesos of December 31, 2002 purchasing power)


                                                              Millions of US Dollars **
                                                              -------------------------
                              Fourth Quarter of:                 Fourth Quarter of:
                              ------------------                 ------------------
                              2001         2002          2001       %        2002      %                  Change
                              ----         ----          ----                ----                       -----------
                                                                                                   Dls             %
Net revenue                 $ 1,922    $   1,976       $   185     100%    $ 190     100%           5              3%
Programming,  production        714          504            69      37%       48      26%         (20)           -29%
and transmission costs
Sales and administrative        264          265            25      14%       25      13%           0              0%
expenses                    --------   ----------      --------            -----                  ----

EBITDA                          944        1,207            91      49%      116      61%          25             28%

Depreciation and
amortization                    148           (5)           14                (0)                 (15)
                            --------   ----------      ---------           ------                 ----
Operating profit                796        1,212            77      41%      117      61%          40             52%
                            --------   ----------      ---------           ------                 ----
Other expense -Net              -           (172)          -                 (17)                 (17)
                            --------   ----------      ---------           ------                 ----
Comprehensive financing
cost:
Interest expense               (181)        (193)          (17)              (19)                  (1)
Other financing expense          (2)         (16)           (0)               (2)                  (1)
Interest income                  50          35              5                 3                   (1)
Exchange gain -Net              116          24             11                 2                   (9)
Loss on monetary position       (11)        (36)            (1)               (3)                  (2)
                            --------   ----------      ---------           ------                 ----
Net comprehensive               (28)        (186)           (3)              (18)                 (15)
financing cost              --------   ----------      ---------           ------                 ---

Income before provision         768          854            74      40%       82      43%            8           11%
for income tax and
deferred income tax
Provision for:
Income tax                       96         (113)           (9)             (11)                   (2)
Deferred income tax               3          (26)            0               (3)                   (3)
benefit (expense)           --------   ----------      ---------           ------                 ----
Net income                  $   675    $     715       $    65      35%   $   69      36%           4             6%
                            --------   ----------      ---------          -------                 ----

                            --------   ----------      ---------          -------                 ----

Net (loss) income of        $  (0.3)   $     0.1       $    (0)           $    0                    0
minority stock holders      --------   ----------      ---------          -------                 ----
                            --------   ----------      ---------          -------                 ----

Net income of majority      $   675    $     715       $    65            $   69                    4
stock holders               --------   ----------      ---------          -------                 ----
                            --------   ----------      ---------          -------                 ----
End of period exchange      $  9.16    $   10.40
rate**


* Mexican GAAP.
** The U.S. dollar figures represent the Mexican peso amounts as of December 31, 2002 expresed as of December 31, 2002 purchasing power, translated at the exchange rate of Ps. 10.40 per U.S. dollar.

                    TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES
                       CONSOLIDATED RESULTS OF OPERATIONS*
        (Millions of Mexican pesos of December 31, 2002 purchasing power)


                                                              Millions of US Dollars **
                                                              -------------------------
                              Fourth Quarter of:                 Fourth Quarter of:
                              ------------------                 ------------------
                              2001         2002          2001       %        2002      %                  Change
                              ----         ----          ----                ----                       -----------
                                                                                                   Dls             %
                                                                                                  ----
Net revenue                 $ 6,124    $   6,690       $   589     100%    $ 644     100%          54              9%
Programming,  production      2,471        2,511           238      40%      242      38%           4              2%
and transmission costs
Sales and administrative        957          974            92      16%       94      15%                          2%
expenses                                                                                            2
                            --------   ----------      ---------           -----                  ----
EBITDA                        2,696        3,205           259      44%      308      48%           49            19%

Depreciation and
amortization                    604          385            58                37                  (21)
                            --------   ----------      ---------           -----                  ----
Operating profit              2,092        2,820           201      34%      271      42%          70             35%
                            --------   ----------      ---------           -----                  ----
Other expense -Net             (244)        (442)          (23)             (43)                  (19)
                            --------   ----------      ---------           ----                   ----
Comprehensive financing
cost:
Interest expense               (744)        (725)          (72)              (70)                  (1)
Other financing expense         (27)        (136)           (3)              (13)                  (1)
Interest income                 240          192            23                18                   (1)
Exchange gain -Net              198         (353)           19               (34)                  (9)
Loss on monetary position         2          (82)            0                (8)                  (2)
                            --------   ----------      --------            -----                  ----
Net comprehensive              (331)      (1,104)          (32)             (106)                 (74)
financing cost

Income before provision       1,517        1,274           146      25%      123      19%         (23)           -16%
for income tax and
deferred income tax
Provision for:
Income tax                     (210)        (264)          (20)              (25)                  (5)
Deferred income tax             199          (26)           19                (3)                 (22)
benefit (expense)           --------   ----------      ---------           -----                  ----
Net income                  $ 1,506    $     984       $   145      25%   $   95      15%         (50)           -35%
                            --------   ----------      ---------           -----                  ----
                            --------   ----------      ---------           -----                  ----
Net (loss) income of        $    (2)   $    (0.2)      $    (0)           $    0                    0
minority stock holders      --------   ----------      ---------           -----                  ----
                            --------   ----------      ---------           -----                  ----
Net income of majority      $ 1,508    $     984       $   145            $   95                  (50)
stock holders               --------   ----------      ---------           -----                  ----
                            --------   ----------      ---------           -----                  ----
End of period exchange      $  9.16    $   10.40
rate**


* Mexican GAAP.
** The U.S. dollar figures represent the Mexican peso amounts as of December 31, 2002 expresed as of December 31, 2002 purchasing power, translated at the exchange rate of Ps. 10.40 per U.S. dollar.

                    TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
        (Millions of Mexican pesos of December 31, 2002 purchasing power)

                                                                                          Millions of US Dollars**
                                           At December 31,                               -----------------------
                                    ---------------------------------------               At December 31,           Change
                                                                                         ----------------------     -------
                                    2001                2002                  2001              2002              Dls     %
                                   ---------            ----                  ----              -----

Current assets:
Cash and cash equivalents             $     1,651      $    1,393                  159                134       (25)
                                                                            $                 $
Accounts receivable                         4,927           4,921                  474                473
                                                                                                               (1)
Other current assets                        1,108             929                  107                 89       (17)
Total current assets                        7,686           7,243                  739                697       (43)     -6%
Accounts receivable from Unefon             1,931           2,009                  186                193
                                                                                                               8
Property, plant and equipment-Net           2,304           2,231                  222                215
                                                                                                               (7)
Television concessions-Net                  3,743           3,742                  360                360
                                                                                                               (0)
Invesment in Unefon                         1,848           1,756                  178                169
                                                                                                               (9)
Invesment in Todito                                           320                                      31
                                              398                                   38                              (8)
Investment in Azteca America                                1,154                                     111        48
                                              660                                   63
Exhibition rights                           1,043           1,380                  100                133        32
Other assets                                1,203           1,182                  116                114
                                                                                                               (2)
Goodwill -Net                                                 642                                      62
                                              679                                   65                              (4)

Total long term assets                     13,809          14,416                1,328              1,387         58       4%
                                       ----------      ----------               ---------         ----------    -----
Total assets                          $    21,495          21,659                2,068              2,084         16       1%
                                       ----------      ----------               ---------         ----------    -----
Current liabilities:                   ----------      ----------               ---------         ----------    -----
Short-term debt                                                                                    42       (13)
                                      $       567       $     437                 $  55             $
Other current liabilities                   1,708           1,520                  164                146       (18)
Total current liabilities                   2,275           1,957                  219                188       (31)    -14%
Guaranteed senior notes                     4,115           4,418                  396                425        29
Bank loans                                  1,508           1,303                  145                125       (20)
Advertising advances                        4,640           4,446                  446                428       (19)     -4%
Unefon advertising advance                  2,258           2,167                  217                208
                                                                                                               (9)
Todito advances                                               504                                      48       (20)
                                              715                                   69
Other long term liabilities                                   246                                      24
                                              206                                   20                              4
Deferred income tax payable                                    26
                                                                                                 2             2
Total long-term liabilities                13,442          13,110                1,293              1,261        (32)     -2%
                                       ----------      ----------               ---------         ----------     ----
Total liabilities                          15,717          15,067                1,512              1,449        (63)     -4%
                                       ----------      ----------               ---------         ----------     ----
Total stockholders' equity                  5,778           6,592                  556                634         78      14%
                                       ----------      ----------               ---------         ----------     ----
Total liabilities and equity          $    21,495       $  21,659                2,068              2,084         16       1%
                                       ----------      ----------               ---------         ----------     ----
                                       ----------      ----------               ---------         ----------     ----
End of period exchange rate                  9.16           10.40


* Mexican GAAP. ** The U.S. dollar figures represent Mexican peso amounts as of December 31, 2002, expressed as of December 31, 2002 purchasing power, translated at the exchange rate of Ps. 140 per U.S. Dollar

                    TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES
                    -----------------------------------------
            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
           -----------------------------------------------------------
        (Millions of Mexican pesos of December 31, 2002 purchasing power)
        -----------------------------------------------------------------





                                                                                     Year ended December 31,
                                                                                     -------------------------
       Operations:                                                                   2001                   2002
       -----------                                                                   ----                   ----
       Net income                                                                   1,506                   984
                                                                                  $                 $
       Charges (credits) to results of operation not affecting resources:
       Amortization of concessions and goodwill                                                               42
                                                                                      162
       Depreciation                                                                                          343
                                                                                      442
       Equity method in associate and affiliates                                                             111
                                                                                       68
       Deferred income tax (benefit) expense                                                                  26
                                                                                     (201)
       Net change in accounts receivable, inventories, exhibition rights,
       related parties, accounts payable and accrued expenses                                               (119)
                                                                                     (281)
       Unefon advertising advances                                                                           (91)
                                                                                      (55)
       Todito advertising, programming, and services advances                                               (211)
                                                                                     (196)
       Advertising advances                                                                                 (194)
                                                                                      182
       Resources provided by operations                                             ------                  -----
                                                                                    1,627                    891
       Investment:

       Acquisition of property, machinery and equipment -Net                         (177)                  (241)

       Account receivable from Pappas Southern California, LLC                       (191)

       Investment in affiliates of  Pappas Telecasting Companies, through
       Azteca America                                                                (660)

       Advance payment for the Azteca America equity option                                                 (456)
       Minority interest
                                                                                      (3)                      1
                                                                                ----------                  ------
       Resources used in investing activities                                      (1,031)                  (696)

       Financing:

       Guaranteed senior notes                                                        411)                  (303)

       Bank loans -Net                                                                 37                   (335)

       Stock options exercised                                                         81                     24

       Preferred dividend paid                                                        (42)                   (40)

       Repurchase of shares                                                           (43)                  (170)

       Sale of treasury shares                                                        162                    137

       Financial instruments                                                                                (173)

       Loan granted to related party                                                                        (199)
                                                                                ----------                  ------
       Resources  used in financing activitie                                        (216)                  (453)
                                                                                ----------                  ------

       Increase (decrease) in cash and cash equivalents                               380                   (258)

       Cash and cash equivalents at beginning of year                               1,270                   1,651
                                                                                ----------                  ------
       Cash and cash equivalents at end of year                                $    1,650              $    1,393
